January 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cypress Energy Partners, L.P.
Registration Statement on Form S-1 (File No. 333-192328)

Ladies and Gentlemen:

As representatives of the underwriters of the proposed public offering of up to 4,312,500 common units of Cypress Energy Partners, L.P. (the “Partnership”), we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on January 14, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated January 6, 2014, through the date hereof:

1,300 copies to prospective underwriters, institutional investors, dealers and others

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

Raymond James & Associates, Inc.
Robert Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.

As Representatives of the several Underwriters

By: Raymond James & Associates, Inc.

By:	/s/ Allen Lassiter
Name: Allen Lassiter
Title: Managing Director